Filed by Sierra Income Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Medley Capital Corporation

Commission File No. 814-00818

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):

March 29, 2019

Medley Capital Corporation

(Exact name of registrant as specified in its charter)

Delaware	814-00818	27-4576073
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

280 Park Avenue, 6th Floor East, New York, NY	10017
(Address of principal executive offices)	(Zip Code)

(212) 759-0777

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01.	Other Events.

Medley Capital Corporation’s (the “Company”) wholly-owned subsidiary, Medley SBIC LP (“SBIC LP”) received a letter (the “Letter”) from the U.S. Small Business Administration (“SBA”), dated March 14, 2019, informing SBIC LP of certain alleged regulatory issues constituting a default under the terms of the SBIC LP’s outstanding Small Business Investment Company (“SBIC”) debentures. The Letter stated that SBIC LP has until March 29, 2019, fifteen (15) days from the date of the Letter, to provide the SBA with certain additional information regarding the alleged regulatory issues, unless extended by the SBA. On March 28, 2019, the SBA agreed to extend the cure period until April 19, 2019.

SBIC LP’s management has submitted an orderly wind-down plan to the SBA and is in active dialogue with the SBA to finalize the details for prepaying approximately $135 million of outstanding SBIC debentures. As part of the wind-down plan, on March 29, 2019, SBIC LP agreed to retire $50 million of outstanding SBIC debentures with available cash currently at SBIC LP and expects to finalize the plan to retire the remainder of the SBIC debentures through refinancing and/or assets sales to third parties or affiliates of the SBIC.

The Company believes the wind-down plan, if approved, would not have a material impact on the Company’s NII per share. In addition, the Company believes a wind-down would have no adverse impact on the Company’s other operations. The Company has received the necessary consents and waivers under its merger agreement with Sierra Income Corporation, dated as of August 9, 2018, to permit the repayment of the $50 million of outstanding SBIC debentures.

No Offer or Solicitation

The information in this communication is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Information and Where to Find It

In connection with the proposed merger of the Company with and into Sierra Income Corporation (“Sierra”) , Sierra has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form N-14 that includes a joint proxy statement of Sierra, the Company, and MDLY and, with respect to Sierra, constitutes a prospectus (collectively, the “Joint Proxy Statement/Prospectus”). The Joint Proxy Statement/Prospectus, as applicable, was first mailed or otherwise delivered to stockholders of Sierra, the Company, and MDLY on or about December 21, 2018. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT SIERRA, the Company, AND MDLY, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and security holders can obtain the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Sierra, the Company, and MDLY, free of charge, from the SEC’s web site at www.sec.gov and from Sierra’s website (www.sierraincomecorp.com), the Company’s website (www.medleycapitalcorp.com), or MDLY’s website (www.mdly.com). Investors and security holders may also obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC from Sierra, the Company, or MDLY by contacting Sam Anderson, Medley’s Investor Relations contact, at 212-759-0777.

Participants in the Solicitation

Sierra, the Company, and MDLY and their respective directors, executive officers, other members of their management, employees and other persons may be deemed to be participants in the solicitation of proxies in connection with the proposed transactions. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the Sierra, the Company, and MDLY stockholders in connection with the proposed transactions is set forth in the Joint Proxy Statement/Prospectus filed with the SEC. More detailed information regarding the identity of potential participants, and their direct or indirect interests, by security holdings or otherwise, is set forth in the Joint Proxy Statement/Prospectus and in other relevant materials that may be with the SEC. These documents may be obtained free of charge from the sources indicated above.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking” statements, including statements regarding the proposed transactions. Such forward-looking statements reflect current views with respect to future events and financial performance, and each of Sierra, the Company and MDLY may make related oral forward-looking statements on or following the date hereof. Statements that include the words “should,” “would,” “expect,” “intend,” “plan,” “believe,” “project,” “anticipate,” “seek,” “will,” and similar statements of a future or forward-looking nature identify forward-looking statements in this material or similar oral statements for purposes of the U.S. federal securities laws or otherwise. Because forward-looking statements, such as the date that the parties expect the proposed transactions to be completed and the expectation that the proposed transactions will provide sustainable and increased profits, greater likelihood of dividend growth, lower cost of capital and improved liquidity for Sierra, the Company, and MDLY stockholders and will be accretive to net investment income for both Sierra and the Company, include risks and uncertainties, actual results may differ materially from those expressed or implied and include, but are not limited to, those discussed in each of Sierra’s, the Company’s and MDLY’s filings with the SEC, and (i) the satisfaction or waiver of closing conditions relating to the proposed transactions described herein, including, but not limited to, the requisite approvals of the stockholders of each of Sierra, the Company, and MDLY, Sierra successfully taking all actions reasonably required with respect to certain outstanding indebtedness of the Company and MDLY to prevent any material adverse effect relating thereto, certain required approvals of the SEC and the Small Business Administration, the necessary consents of certain third-party advisory clients of MDLY, and any applicable waiting period (and any extension thereof) applicable to the transactions under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, shall have expired or been terminated, (ii) the parties’ ability to successfully consummate the proposed transactions, and the timing thereof, and (iii) the possibility that competing offers or acquisition proposals related to the proposed transactions will be made and, if made, could be successful. Additional risks and uncertainties specific to Sierra, the Company and MDLY include, but are not limited to, (i) the costs and expenses that Sierra, the Company and MDLY have, and may incur, in connection with the proposed transactions (whether or not they are consummated), (ii) the impact that any litigation relating to the proposed transactions may have on any of Sierra, the Company and MDLY, (iii) that projections with respect to dividends may prove to be incorrect, (iv) Sierra’s ability to invest our portfolio of cash in a timely manner following the closing of the proposed transactions, (v) the market performance of the combined portfolio, (vi) the ability of portfolio companies to pay interest and principal in the future; (vii) the ability of MDLY to grow its fee earning assets under management; (viii) whether Sierra, as the surviving company, will trade with more volume and perform better than the Company and MDLY prior to the proposed transactions; and (ix) negative effects of entering into the proposed transactions on the trading volume and market price of the Company’s or MDLY’s common stock. There can be no assurance of the level of any dividends to be paid, if any, following consummation of the merger.

The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements included in each of Sierra’s, the Company’s and MDLY’s filings with the SEC, including the Joint Proxy Statement/Prospectus relating to the proposed transactions, and in the “Risk Factors” sections of each of Sierra’s, the Company’s and MDLY’s most recent Annual Report on Form 10-K and most recent Quarterly Report on Form 10-Q. The forward- looking statements in this communication represent Sierra’s, the Company’s and MDLY’s views as of the date of hereof. Sierra, the Company and MDLY anticipate that subsequent events and developments will cause their views to change. However, while they may elect to update these forward-looking statements at some point in the future, none of Sierra, the Company or MDLY have the current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing Sierra’s, the Company’s or MDLY’s views as of any date subsequent to the date of this material.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MEDLEY CAPITAL CORPORATION

By:	/s/ Richard T. Allorto, Jr.
Name: Title:	Richard T. Allorto, Jr. Chief Financial Officer and Secretary

Date: March 29, 2019

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